As filed with the Securities and Exchange Commission on April 30, 2002
                                             Registration No. 333-_______
-------------------------------------------------------------------------
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                                FORM S-2
                         REGISTRATION STATEMENT
                                under the
                         SECURITIES ACT OF 1933

                     GLOBAL WATER TECHNOLOGIES, INC.
                     -------------------------------
         (Exact name of registrant as specified in its charter)

              Delaware                               1799                        84-1148204
              --------                               ----                        ----------
(State or jurisdiction of incorporation   (Primary Standard Industrial       (I.R.S. Employer
          or organization)                 Classification Code Number)     Identification Number)

                     Global Water Technologies, Inc.
                       1767 Denver West Boulevard
                         Golden, Colorado 80401
                             (303) 215-1100
    (Address and telephone number of principal executive offices and principal place of business)

                             George A. Kast
                     Global Water Technologies, Inc.
                       1767 Denver West Boulevard
                         Golden, Colorado 80401
                             (303) 215-1100
        (Name, address and telephone number of agent for service)

                    COPIES OF ALL COMMUNICATIONS TO:
                        D. Elizabeth Wills, Esq.
                     Rothgerber Johnson & Lyons LLP
                   1200 Seventeenth Street, Suite 3000
                         Denver, Colorado 80202
                             (303) 628-9525
                           (303) 623-9222 FAX

     Approximate date of proposed sale to public: As soon as practicable after the effective date of the Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof pursuant to
Item 11(a)(i) of this Form, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

                     CALCULATION OF REGISTRATION FEE

================================================================================================
   Title of each                                     Proposed         Proposed        Amount of
     class of                        Amount          maximum          maximum        registration
   securities to                      to be       offering price     aggregate           fee
   be registered                    registered                     offering price
------------------------------------------------------------------------------------------------
Common stock, $.0006 par value        746,563        $2.10(1)        $1,567,782         $144.24
------------------------------------------------------------------------------------------------
Common stock, $.0006 par value (2)    607,813        $5.00(3)         3,039,065          279.59
================================================================================================
Totals                              1,354,376                        $3,039,065         $423.83
================================================================================================

(1) Based upon the average of the bid and asked prices of Global Water Technologies, Inc. common stock as reported on the OTC Bulletin Board on April 25, 2002, in accordance with Rule 457(c) under the Securities Act of 1933, as amended.

(2) Issuable upon the exercise of outstanding Units and Warrants to purchase common stock exercisable at $5.00 per share.

(3)  Computed in accordance with Rule 457(g).

PRELIMINARY  PROSPECTUS

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.



                            1,354,376 SHARES

                     GLOBAL WATER TECHNOLOGIES, INC.

                              COMMON STOCK

     This prospectus relates to the resale by the selling shareholders of up to 1,354,376 shares of common stock. Of these shares, 746,563 shares of common stock are currently outstanding, and 607,813 shares of common stock will be issued upon the exercise of outstanding units and warrants. We will be issuing, in private transactions, the shares of common stock issuable upon exercise of the units and warrants.

     We do not know if any or all of the units and warrants will be exercised. The selling shareholders will have to exercise the units and warrants in order to publicly sell the underlying shares of common stock that are offered for resale in this prospectus.

     The selling shareholders may sell the stock from time to time in the over-the-counter market at the prevailing market price or in negotiated transactions. The selling price of the shares will be determined by market factors at the time the shares are sold.

     We will receive no proceeds from the sale of the shares by the selling shareholders; however, we will receive proceeds from the exercise of the units and warrants.

     Our common stock trades on the OTC Bulletin Board under the trading symbol "GWTR.OB." On April 25, 2002, the last reported bid and asked prices of the common stock on the OTC Bulletin Board were $2.00 and $2.20 per share.

     AN INVESTMENT IN OUR STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES
REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR
DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.   ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


            The date of this Prospectus is ____________, 2002

     In this prospectus, the terms "Global Water," "Company," "we," "us" and "our" refer to Global Water Technologies, Inc. and our wholly owned subsidiaries, Psychrometric Systems, Inc., Applied Water Technologies, Inc. and Global Water Services, Inc. We refer to Psychrometric Systems, Inc. as PSI, Applied Water Technologies, Inc. as AWT and Global Water Services, Inc. as GWS and to our common stock, $.0006 par value as common stock. We refer to our shareholders who intend to resell their shares of common stock pursuant to this prospectus as selling shareholders.


                            TABLE OF CONTENTS

                                                                     Page
                                                                     ----

RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .5

RISKS RELATED TO THE COMPANY . . . . . . . . . . . . . . . . . . . . . .5

RISKS RELATED TO OUR INDUSTRY AND GENERALLY. . . . . . . . . . . . . . .7

RISKS RELATED TO OUR COMMON STOCK. . . . . . . . . . . . . . . . . . . .8

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS . . . . . . . . . .9

USE OF PROCEEDS. . . . . . . . . . . . . . . . . . . . . . . . . . . . 10

SELLING SHAREHOLDERS . . . . . . . . . . . . . . . . . . . . . . . . . 10

PLAN OF DISTRIBUTION . . . . . . . . . . . . . . . . . . . . . . . . . 12

DESCRIPTION OF SECURITIES. . . . . . . . . . . . . . . . . . . . . . . 13

DOCUMENTS INCORPORATED BY REFERENCE. . . . . . . . . . . . . . . . . . 14

WHERE CAN YOU FIND ADDITIONAL INFORMATION. . . . . . . . . . . . . . . 14

LEGAL MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15

EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15

                              RISK FACTORS

     An investment in our common stock is speculative and involves a high degree of risk. You should purchase the common stock only if you are sophisticated in financial matters and business investments. You should carefully consider the following factors before purchasing our common stock.

                      RISKS RELATED TO THE COMPANY

WE ARE EXPERIENCING RAPID GROWTH, WHICH MAY STRAIN OUR RESOURCES.

     We have experienced rapid growth in our business. Our revenues grew from approximately $16.5 million in 1996 to approximately $85.6 million in 2001. Our goal is to continue to increase sales in our current product line and to expand our business into new and complimentary markets, including our water treatment and cooling water service programs. We may also acquire other companies, which have businesses, which complement or may expand our existing or new businesses. Rapid expansion is difficult to maintain and is likely to place a significant strain on our senior management team and other resources. Such expansion could require us to:

     * implement additional operating, manufacturing and financial controls;
     *    increase our capital expenditures;
     *    hire additional personnel;
     * install additional reporting and management information systems for order processing, production, monitoring, inventory control and financial reporting; and
     *    expand credit line and bonding capacity.

     A failure to adequately implement these changes could adversely affect our operating results. Additionally, we can offer no assurance that we will be able to identify acquisition candidates on commercially reasonable terms or at all. If we make additional acquisitions, we also cannot be sure that any benefits anticipated from the acquisitions will actually be realized.

WE DEPEND ON KEY PERSONNEL, THE LOSS OF WHOM COULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

     We believe our performance and continued growth are substantially dependent on our senior management. None of these individuals are currently subject to employment agreements our non-compete agreements. If we fail to keep the services of one or more of these persons our business condition and prospects could be significantly adversely affected. We maintain key-man life insurance with respect to our Chief Executive Officer, Mr. George A. Kast. We believe that our future success will also depend greatly on our continued ability to attract and keep additional highly skilled and qualified personnel. If we fail to attract or retain qualified personnel, we will be unable to execute our growth strategy.

WE HAVE RELIED ON AND EXPECT TO CONTINUE TO RELY ON OUR COOLING TOWER BUSINESS FOR A SUBSTANTIAL MAJORITY OF OUR REVENUE, AND A DECLINE IN SUCH BUSINESS WOULD CAUSE OUR REVENUES TO DECLINE.

     We have derived substantially all of our revenues from our cooling tower business in 2000 and 2001. Although we are working on the expansion of our water treatment and cooling water service programs, these are still new businesses which have not contributed materially to our revenues to date and which are subject to all the risks typical of such businesses. Accordingly, we expect that the revenue from our cooling tower business will continue to constitute substantially all of our revenue in the near future. Any factors adversely affecting the pricing of our cooling tower products or the demand for these products, including competition or changes in the economic or regulatory environments of any of our key customer sectors such as the electric power industry, could adversely affect our revenue and cause our business to suffer.

WE MAY BE UNABLE TO SECURE SURETY BONDS FOR OUR FUTURE CONSTRUCTION
PROJECTS.

     A combination of a weakened economy, Enron's bankruptcy and significant losses from the September 11, 2001, terrorists strikes have led the insurance industry to sharply reduce sales of once-plentiful and inexpensive surety bonds. Since September 2001, rates on bonds now sold have increased dramatically. Surety bonds are issued by insurers to us to guarantee our performance in order to assure our business partners and customers that we will complete the project as contracted. If we are not able to secure surety bonds, our ability to secure future contracts will be adversely impacted.

WE MAY NEED ADDITIONAL CAPITAL IN 2002.

     We anticipate that we may need additional capital during calendar year 2002 to develop and market our products as our business grows. Our planned expansion into new business areas may also require substantial financial funding. There can be no assurance that we will be able to secure funding sources, if needed. If we were not able to obtain additional funding when it was required, it could have a material adverse effect on our ability to grow our business.

WE HAVE EXPERIENCED SEASONAL FLUCTUATIONS IN OUR REVENUES, WHICH MAY
CONTINUE.

     We have experienced some seasonality in our results of operations in the past. In general, we have experienced increased revenues and operating income in the fourth quarter of the year than in other calendar quarters. We attribute some of this increase to the increased demand for our cooling tower retrofit and repair services which occurs following the warmer summer months and the end of the year capital budget cycles of our customers. Our quarterly results may also be significantly affected by:

     *    the timing and magnitude of acquisitions;
     * variations in the margins of projects performed during any particular quarter; and
     *    economic conditions.

     For these reasons, a quarter-to-quarter comparison is not a good indication of our performance or how we will perform in the future.

WE DEPEND ON CERTAIN KEY SUPPLIERS AND ADVERSE DEVELOPMENTS CONCERNING THESE SUPPLIERS COULD ADVERSELY AFFECT OUR BUSINESS.

     We currently outsource a substantial portion of our manufacturing of cooling tower components to outside suppliers and vendors. Although it is our policy on suppliers and vendors to obtain as many qualified sources where possible to supply these components, we presently use certain key suppliers for some of these components. Our reliance upon key suppliers involves a number of risks, including the absence of adequate capacity, reduced control over component availability, delivery schedules, manufacturing yields and costs. If these suppliers are unable or unwilling to continue manufacturing our components in required volumes and at high quality levels, we will have to select acceptable alternative manufacturers, which could be a timely process. It is possible that an alternate source may not be available to us when needed or be in a position to satisfy our production requirements at acceptable prices and quality. If we are required or choose to change these suppliers, our revenue may decline and our customer relationships may be damaged. Any significant interruption in manufacturing would reduce our supply of products to our customers, which may harm our business.

               RISKS RELATED TO OUR INDUSTRY AND GENERALLY

COMPETITION IN THE MARKETS IN WHICH WE COMPETE COULD PREVENT US FROM INCREASING OR SUSTAINING OUR REVENUES AND PREVENT US FROM ACHIEVING OR SUSTAINING PROFITABILITY.

     The market for cooling towers is extremely competitive worldwide. There are approximately four other major manufacturers of new industrial cooling towers in the United States. There are approximately 15 regional companies providing retrofits and repair services. Our primary competitors internationally generally consist of the same competitors with which we compete in the United States. Competition in the industry depends on a number of factors, including price. Certain of our competitors may have lower overhead cost structures and may, therefore, be able to provide their services at lower rates than we can. In addition, certain of our competitors are divisions of large multi-national corporations and may have better access to capital or lower capital costs.

OUR INTERNATIONAL BUSINESS RESULTS ARE INFLUENCED BY ECONOMIC AND OTHER FACTORS THAT ARE DIFFERENT THAN IN THE U.S. MARKET.

     We have in the past engaged in projects in the Pacific Rim, North America, South America, Asia and Europe, and expect to continue to engage in projects in international markets. A portion of our revenue is derived from these markets. During 2001 and 2000, approximately 6.2% and 18.9%, respectively, of our revenue was generated outside the United States. Our international operations are subject to certain risks, such as changes in United States trade regulations or non-U.S. governmental regulatory policies, local political and economic developments, potentially adverse tax consequences including imposition or increase of withholding and other taxes on remittances, potential staffing and labor disputes, and credit risk or financial condition of local customers. In addition, in the event of any disputes arising from non-U.S. operations, we may be subject to the exclusive jurisdiction of foreign courts and may not be successful in subjecting foreign persons or entities to the jurisdiction of U.S. courts. We attempt to mitigate these risk elements through a variety of means, including requiring letters of credit, limiting job scope, currency risk management, including requiring payment in U.S.

dollars, using local subcontractors to construct our towers, and requiring payment prior to the shipment of our towers. We can offer no assurance, however, that we will be able to mange these risk elements successfully, in which case our operating results may be adversely affected.

                    RISKS RELATED TO OUR COMMON STOCK

THE TRADING MARKET FOR OUR COMMON STOCK IS CURRENTLY LIMITED WHICH MAY ADVERSELY AFFECT YOUR ABILITY TO SELL YOUR SHARES OR COULD DEPRESS OUR STOCK PRICE.

     Although our common stock is listed for trading on the Over-the-Counter Bulletin Board (OTCBB), our stock has traded in only small volumes. In addition, due to the current price of our common stock, many brokerage firms may not be willing to effect transactions in our securities, particularly because low-priced securities are subject to an SEC rule that imposes additional sales practice requirements on broker-dealers who sell low-priced securities (generally those below $5.00 per share). We cannot predict the extent to which investor interest in our stock will lead to an increase in its market price or the development of a more active trading market or how liquid that market might become. The absence of an increase in the market price of our stock or an active public trading market could impede your ability to sell your shares or could depress our stock price.

THE PRICE OF OUR COMMON STOCK MAY BE SUBJECT TO VOLATILITY WHICH COULD ADVERSELY AFFECT YOUR INVESTMENT.

     The current price of our common stock may not be indicative of prices that will prevail in the trading market. The market price for our common stock may be affected by a number of factors including the following:

     *    seasonal fluctuations in operating results;
     *    developments in our industry;
     *    variations in our competitors' results of operations;
     *    our sales of common stock or other securities in the future;
     * general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

     In the past, securities class action litigation has often been brought against a company following periods of volatility in the market for its securities. We may become the target of similar litigation. Securities litigation may result in substantial costs and divert management attention and resources, which may harm our business and financial condition, as well as the market price of our common stock.

AN INVESTOR IS NOT LIKELY TO RECEIVE DIVIDENDS IN THE FORESEEABLE FUTURE.

     We have not paid cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. We expect that future earnings, if any, will be used to finance our growth.

FUTURE SALES BY EXISTING SHAREHOLDERS COULD DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.

     We had 6,508,548 shares of common stock outstanding at March 31, 2002. Of this amount, 4,877,102 shares are "restricted securities" under the Securities Act subject to restrictions on the timing, manner and volume of sales of such shares. In addition, we registered 500,000 shares of common stock, which may be issued under our 1998 Stock Option Plan and this prospectus covers an additional 1,354,376 shares of common stock for certain shareholders. Currently, there is only a limited public market for our common stock and we cannot guarantee that this market will continue or be available for the sale of common stock. We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will adversely affect the market price for our common stock or our ability to raise capital by offering equity securities.

OUR OFFICERS AND DIRECTORS EXERCISE SIGNIFICANT CONTROL OVER OUR AFFAIRS, WHICH COULD RESULT IN THEIR TAKING ACTIONS WITH WHICH OTHER SHAREHOLDERS DO NOT AGREE.

     The officers and directors of the Company own approximately 64.7% of our outstanding common stock. Since cumulative voting has not been authorized by our Certificate of Incorporation, this concentration of control means that the officers and directors will be able to elect all of the directors. Our officers and directors also will be able to shape our policies and procedures, to determine if and when any dividends are paid, and to determine the circumstances under which we may be sold or merged, along with other important corporate decisions.

IT MAY BE DIFFICULT FOR A THIRD PARTY TO ACQUIRE OUR COMPANY, AND THIS COULD DEPRESS OUR STOCK PRICE.

     Our Board of Directors has the authority to issue up to 19,123,509 additional shares of Preferred Stock and to determine the price and the terms (including preferences and voting rights) of those shares without shareholder approval. Although we have no current plans to issue additional shares of Preferred Stock, any such issuance could:

     * have the effect of delaying, deterring or preventing a change in control of our company;
     * discourage bids for our common stock at a premium over the market price; or
     * adversely affect the market price of, and the voting and other rights of the holder of, our common stock.

     We are subject to certain Delaware laws that could have the effect of delaying, deterring or preventing a change in control of our company. In addition, certain provisions of our Certificate of Incorporation and By-Laws, and the significant amount of common stock held by our officers and directors, could together have the effect of discouraging potential takeover attempts or making it more difficult for shareholders to change management.

          CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements contained in this prospectus contain forward-looking statements that describe our anticipated financial results and growth based on our plans and assumptions. Investors should be aware that actual operating results and financial performance may differ materially from our expressed expectations because of risks and uncertainties about the future, including risks related to economic and competitive conditions. Important information about the risks affecting various aspects of our business are discussed above and in our other filings with the Securities and Exchange Commission. Investors should read all of these risks carefully.

                             USE OF PROCEEDS

     We intend to use the proceeds from the exercise of the units and warrants for working capital. It is uncertain when, if ever, we will receive proceeds from exercise of the warrants. If the units are exercised, we will receive proceeds of $57,500. If all of the warrants to purchase common stock being registered are exercised at $5.00 per share, we will receive proceeds of $3,039,065. If this Registration Statement is not declared effective for any reason by July 31, 2002, the exercise price for the Warrants will be decreased by $0.15 per month or any part thereof, until filed or declared effective, as applicable. If all of the warrants to purchase common stock were exercised at $4.85 per share, we will receive proceeds of $2,947,893.

                          SELLING SHAREHOLDERS

     The following tables set forth certain information regarding the shares of common stock owned as of April 30, 2002, by each selling shareholder as adjusted to reflect the assumed sale by all selling shareholders of the shares of common stock offered in this prospectus. The tables indicate:

     * any position, office or other material relationship with us that the selling shareholder had within the past three years;

     * our estimate, assuming no gifts, pledges or sales pursuant to Rule 144, of the number of shares of common stock owned by such selling shareholder prior to the offering; and

     * the maximum number of shares of common stock to be offered for such selling shareholder's account and the amount and the percentage (if one percent or more and calculated as if the selling security holder were the sole seller of shares pursuant to this prospectus) of the shares of common stock to be owned by the selling shareholder after completion of the offering (assuming the selling shareholder sells the maximum number of shares of common stock).

     The selling shareholders are not required, and may choose not, to sell any of their shares of common stock. Further, certain of the selling shareholders may have already sold their shares of common stock prior to the date of this prospectus.

                                                                                  PERCENT OF
                                                                                 OUTSTANDING
                           POSITION OR       SHARES                      SHARES     SHARES
                              OTHER          OWNED          SHARES       OWNED      OWNED
                             MATERIAL       PRIOR TO      OUTSTANDING    AFTER      AFTER
  NAME AND ADDRESS         RELATIONSHIP     OFFERING     BEING OFFERED  OFFERING   OFFERING

Smithson Ventures, Inc.                     271,000(1)    250,000(1)       21,000     *
Money Purchase Pension Plan,
DLJSC Custodian,
FBO Deborah Salerno, Trustee
100 Park Avenue, Suite 2850
New York, NY  10017

John P. O'Shea                              176,700(2)    160,500(2)       16,200     *
100 Park Avenue, Suite 2850
New York, NY  10017

Westminster Securities Corp.                125,000(3)    125,000(3)        -0-      -0-
Money Purchase Plan, DLJSC
Custodian FBO John P. O'Shea
100 Park Avenue, Suite 2850
New York, NY  10017

Frances Luskind and Henry                    36,150(4)     31,250(4)        4,900     *
Krauss as Trustees of the Trust
U/W/O Jessie Daniels
FBO Frances Luskind
100 Park Avenue, Suite 2850
New York, NY  10017

Frances Luskind U/U/A Daniel                 31,250(5)     31,250(5)        -0-      -0-
Luskind
100 Park Avenue, Suite 2850
New York, NY  10017

Roseworth Group Limited                     125,000(6)    125,000(6)        -0-      -0-
c/o Beacon Capital
P.O. Box 972
Roadtown, Tortola BVI

Generation Capital Associates                62,500(7)     62,500(7)        -0-      -0-
Frank E. Hart, General Partner
1085 Riverside
Atlanta, GA 30528

Maurice and Mary Ann                         35,417(8)     31,250(8)        -0-      -0-
LaFlamme JTTEN
34 Weatherly Court
Jamestown, RI 02835

                                   11

Westminster Securities Corp.                 71,876(9)     71,876(9)        -0-      -0-
100 Park Avenue, Suite 2850
New York, NY  10017

Daniel Luskind                               28,042(10)    21,000(10)       -0-      -0-
100 Park Avenue, Suite 2850
New York, NY  10017

Ivy Lindstrom Fredericks                     10,000(10)    10,000(10)       -0-      -0-
100 Park Avenue, Suite 2850
New York, NY  10017

Henry S. Krauss                              21,000(10)    21,000(10)       -0-      -0-
100 Park Avenue, Suite 2850
New York, NY  10017

Soverign  Companies  LLC                    120,000       120,000           -0-      -0-
140 E. 19th Street, Suite 500
Denver, CO  80203

Equity Growth & Management Corp.            400,000       200,000         200,000    3.0%
5400 Carter Road
Lake May, FL 32746

_____________________
* less than 1%

(1) Includes 125,000 shares of common stock underlying a presently exercisable warrant.
(2) Includes 31,250 shares of common stock underlying a presently exercisable warrant.
(3) Includes 62,500 shares of common stock underlying a presently exercisable warrant.
(4) Includes 15,625 shares of common stock underlying a presently exercisable warrant.
(5) Includes 15,625 shares of common stock underlying a presently exercisable warrant.
(6) Includes 62,500 shares of common stock underlying a presently exercisable warrant.
(7) Includes 31,250 shares of common stock underlying a presently exercisable warrant.
(8) Includes 15,625 shares of common stock underlying a presently exercisable warrant.
(9) Includes 35,938 shares of common stock included in presently exercisable units, and 35,938 shares of common stock underlying presently exercisable warrants included in the presently exercisable units.
(10) Represents shares of common stock underlying a presently exercisable warrant.

                          PLAN OF DISTRIBUTION

     We are registering the shares of common stock on behalf of 14 selling shareholders as required by our undertaking in a private placement and as a result of contractual arrangements. Selling shareholders include donees and pledgees selling shares of common stock received from a named selling shareholder after the date of this prospectus. Pursuant to such undertaking, all costs, expenses and fees in connection with the registration of the shares of common stock offered hereby will be borne by us. In addition, the selling shareholders may be entitled to indemnification against certain liabilities. Brokerage commissions and similar selling expenses attributable to the sale of shares of common stock will be borne by the selling shareholders. Sales of shares of common stock may be effected by selling shareholders in one or more types of transactions (which may include block transactions), in the over-the-counter market, in negotiated transactions, through put or call option transactions relating to the shares of common stock, through short sales of shares of common stock, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. We have not been advised by the selling shareholders that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor that there is an underwriter or coordinating broker acting in connection with the proposed sale of shares of common stock by the selling shareholders.

     The selling shareholders may effect such transactions by selling shares of common stock directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or the purchasers of shares of common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions):

     The selling shareholders and any broker-dealers that act in connection with the sale of shares of common stock might be deemed to be "underwriters" within the meaning of Section

2(11) of the Securities Act of 1933, and any commissions received by such broker-dealers and any profit on the resale of the shares of common stock sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Such arrangement may necessitate a filing with the NASD pursuant to Notice to Members 88-101. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares of common stock against certain liabilities, including liabilities arising under the Securities Act of 1933.

     Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act of 1933.

     Selling shareholders also may resell all or a portion of the shares of common stock in transactions in reliance upon Rule 144 or Regulation S under the Securities Act of 1933, provided they meet the criteria and conform to the requirements of such Rule or Regulation.

     Upon us being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act of 1933, disclosing:

     * the name of each such selling shareholder and of the participating broker-dealer(s);
     *    the number of shares of common stock involved;
     *    the price at which such shares of common stock are being sold;
     * the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;
     * that such broker-dealer(s) did or did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and
     *    other facts material to the transaction.

     In addition, upon us being notified by a selling shareholder that a donee or pledgee intends to sell more than 500 shares of common stock, we will file a supplement to this prospectus.

                        DESCRIPTION OF SECURITIES

     Our authorized capital stock currently consists of 25,000,000 shares of common stock and 20,000,000 shares of preferred stock. Of the 20,000,000 shares of preferred stock, 1,000,000 shares have been designated as Series A Convertible Preferred Stock, 1,000 shares have been designated as Series B Convertible Preferred Stock and 876,341 shares have been designated as Series C Convertible Preferred Stock. We may issue the preferred stock in one or more series as determined by the board of directors. As of April 29, 2002, there were 6,675,423 shares of common stock issued and outstanding that were held of record by approximately 93 persons.

COMMON STOCK

     Each holder of record of common stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting in the election of directors is not authorized.

     Holders of outstanding shares of common stock are entitled to those dividends declared by the board of directors out of legally available funds, and, in the event of liquidation, dissolution or winding up of our affairs, holders are entitled to receive ratably our net assets available to the stockholders. Holders of outstanding shares of common stock have no preemptive, conversion or redemption rights. All of the issued and outstanding shares of common stock are, and all unissued common stock, when offered and sold will be, duly authorized, validly issued, fully paid and nonassessable. To the extent that additional common stock of ours may be issued in the future, the relative interests of the then existing stockholders may be diluted.

TRANSFER AGENT AND REGISTRAR

     Computershare Trust Company, Inc., serves as the transfer agent and registrar for our common stock.

INDEMNIFICATION

     Section 145 of the Delaware General Corporation Law permits us to indemnify, under certain circumstances, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative for expenses related to such proceeding if the person acted in good faith and in a manner the person reasonable believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the person's conduct was unlawful. Our bylaws substantively provide that we will indemnify such persons to the fullest extent allowed by the Delaware General Corporation Law.

                   DOCUMENTS INCORPORATED BY REFERENCE

     We "incorporate by reference" into this prospectus the information in documents we file with the Securities and Exchange Commission, which means that we can disclose important information to you through these documents. The information incorporated by reference is an important part of this prospectus. Some information contained in the prospectus updates the information incorporated by reference and some information that we file subsequently with the Securities and Exchange Commission will automatically update this prospectus. We incorporate by reference certain sections of the documents listed below which have been filed as exhibits with the registration statement to which this prospectus is a part:

     *     our Annual Report on Form 10-K for the year ended
           December 31, 2001.

     You may request, and we will provide, a copy of these filings at no cost by writing or calling Steven B. Rash, President, at 1767 Denver West Boulevard, Golden, CO 80401, (303)215-1100.

                WHERE CAN YOU FIND ADDITIONAL INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Our filings with the Securities and Exchange Commission are available to the public from the Securities and

Exchange Commission's website at http://www.sec.gov. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information.

     We have filed with the Securities and Exchange Commission a registration statement on Form S-2 of which this prospectus is a part, under the Securities Act of 1933, as amended, for the common stock offered in this prospectus. This prospectus does not contain all of the information set forth in the registration statement. Certain documents filed by us with the Securities and Exchange Commission have been incorporated in this prospectus by reference, see the section "Documents Incorporated by Reference." For further information about us and the common stock to be issued by us upon conversion of the options and warrants, please review the registration statement, including the exhibits and the documents incorporated by reference. The registration statement may be inspected for free at the principal office of the Securities and Exchange Commission in Washington, D.C., and copies of all or part of it may be obtained from the Securities and Exchange Commission by paying the prescribed fees.

                              LEGAL MATTERS

     The validity of the common stock offered in this prospectus has been passed upon for us by Rothgerber Johnson & Lyons LLP, Denver, Colorado.

                                 EXPERTS

     The unaudited financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K have been audited by Comiskey & Company Professional Corporation, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

                                 PART II

                 INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following is an itemization of all expenses (subject to future contingencies) incurred or to be incurred by the Registrant, other than the warrant solicitation fee, in connection with the issuance and distribution of the securities being offered. All expenses are estimated except the registration fee.

     Registration and filing fee . . . . . . . . . .        $  _____
     Printing. . . . . . . . . . . . . . . . . . . .           1,000
     Accounting fees and expenses. . . . . . . . . .           1,000
     Legal fees and expenses . . . . . . . . . . . .           _____
     Blue Sky fees and filing fees . . . . . . . . .           1,000
     Transfer and Warrant Agent fees . . . . . . . .             500
     Miscellaneous . . . . . . . . . . . . . . . . .           5,000
                                                             -------
     Total (1) . . . . . . . . . . . . . . . . . . .         $
                                                             =======
     ___________________
     (1) All amounts listed above are estimates, except for the filing fees.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

A. The Delaware Business Corporation Act (the "Act") allows indemnification of directors, officers, employees and agents of the Company against liabilities incurred in any proceeding in which an individual is made a party because he was a director, officer, employee or agent of the Company if such person conducted himself in good faith and reasonable believed his actions were in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A person must be found to be entitled to indemnification under this statutory standard by procedures designed to assure that disinterested members of the Board of Directors have approved indemnification or that, absent the ability to obtain sufficient numbers of disinterested directors, independent counsel or shareholders have approved the indemnification based on a finding that the person has met the standard. Indemnification is limited to reasonable expenses. In addition, the Company's By-Laws provide that the Company shall have the power to indemnify its officers, directors, employees and agents to the extent permitted by the Act.

B. The Certificate of Incorporation and the Bylaws of the Registrant provide that the Registrant will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Registrant's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

ITEM 16.  EXHIBITS

     The following is a complete list of exhibits filed as part of this Registration Statement, which Exhibits are incorporated herein.

Exhibit
Number    Description
------    -----------
3.1       Certificate of Incorporation, dated July 12, 1990 (1)

3.2       Certificate of Designations of Preferred Stock, filed
          September 25, 1997(4)

3.3 Certificate of Amendment to the Certificate of Incorporation, filed November 5, 1997(4)

3.4       Bylaws(2)

3.5       Amendment to the Bylaws, dated September 12, 1997(4)

3.6 Certificate of Amendment to the Designation of Preferred Stock (Series B), filed with the State of Delaware on December 29, 1998. (6)

3.7 Certificate of Designations of Preferred Stock (Series C), filed with the State of Delaware on February 24, 2000. (8)

3.8 Certificate of Amendment to the Certificate of Incorporation, filed with the State of Delaware on August 7, 2001. (10)

5.0       Opinion of Rothgerber Johnson & Lyons, LLP*

10.1 Plan and Agreement or Reorganization, dated September 12, 1997, between the Registrant and Psychrometric Systems, Inc. (3)

10.2      Lease Agreement, dated September 21, 1994, between
          Psychrometric Systems, Inc. and Golden Hill Partnership (4)

10.3 Lease Agreement, dated December 27, 1996, between Psychrometric Systems, Inc. and N. R. Petry Co.(4)

10.4 Lease Agreement, dated October 1, 1996, between George A. Kast and Psychrometric Systems, Inc. (4)

10.5 Sublease Agreement, dated March 10, 1998, by and between The Coleman Company, Inc., Global Water Technologies, Inc. and George A. Kast (4)

10.6      1998 Stock Option Plan (6)

10.7      Registration Rights Agreement dated as of July 12, 1999 (7)

10.8 Real Property Lease, dated December 30, 1999, between GK Holdings, Inc. and Global Water Technologies, Inc.(7)

18        Letter, dated November 19, 1998, from Comiskey & Company, P.C.
          re: change in accounting principles (5)

21        Subsidiaries of the Company (10)

23.1 Consent of Comiskey & Company Professional Corporation, independent accountants

23.2      Consent of Rothgerber Johnson & Lyons, LLP (included in
          Exhibit 5.0)*
______________________
* To be filed by amendment

(1) Filed as Exhibit 3.1 to the Registrant's Registration Statement on Form S-18 (No. 33-37513-D) and incorporated herein by reference.
(2) Filed as Exhibit 3.2 to the Registrant's Registration Statement on Form S-18 (No. 33-37513-D) and incorporated herein by reference.
(3) Filed as Exhibit 10.1 to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1997, and incorporated herein by reference.
(4) Filed as an Exhibit of the same number to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997, and incorporated herein by reference.
(5) Filed as an Exhibit of the same number to the Registrant's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998, and incorporated herein by reference.
(6) Filed as an Exhibit of the same number to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998, and incorporated herein by reference.
(7) Filed as an Exhibit of the same number to the Registrant's Registration Statement on Form SB-2 (No. 333-89857), and incorporated herein by reference.
(8) Filed as an Exhibit of the same number to the Registrant's Current Report on Form 8-K, dated February 24, 2000, and incorporated herein by reference.
(9) Filed as an Exhibit of the same number to the Registrant's Current Report on Form 8-K, dated May 30, 2000, and incorporated herein by reference.
(10) Filed as an Exhibit of the same number to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and incorporated herein by reference.

ITEM 17. UNDERTAKINGS

The undersigned Registrant hereby undertakes that it will:

     (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:


          * include any prospectus required by Section 10(a)(3) of the Securities Act;

          * reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

          * include any additional or changed material information on the plan of distribution.

     (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (4) Deliver to cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                               SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Golden, State of Colorado, on April 29, 2002.

                                   GLOBAL WATER TECHNOLOGIES, INC.


Date: April 29, 2002               By:/s/ George A. Kast
                                      -------------------------------
                                      George A. Kast, Chief
                                      Executive Officer and  Director


     In accordance with the requirements of the Securities Exchange Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Signatures                        Title                        Date
----------                        -----                        ----

/s/ George A. Kast         Chief Executive Officer         April 29, 2002
------------------------   (Principal Executive Officer)
George A. Kast             and Chairman of the Board


/s/ Steven B. Rash         President and Chief Financial   April 29, 2002
------------------------   Officer (Principal Financial
Steven B. Rash             and Accounting Officer)


/s/ Gary L. Brown          Director                        April 29, 2002
------------------------
Gary L. Brown


/s/ Michael A. Kast        Director                        April 29, 2002
------------------------
Michael A. Kast


/s/ Robert L. Koch         Director                        April 29, 2002
------------------------
Robert L. Koch


/s/ G. Edward Powell       Director                        April 29, 2002
------------------------
G. Edward Powell


/s/ Damian C. Georgino     Director                        April 29, 2002
------------------------
Damian C. Georgino


                           Director                        April __, 2002
------------------------
Thomas M. Matthews